Exhibit 99.6


                            [Letterhead of KPMG LLP]


                         Independent Accountants' Report



To the Universal Card Master Trust
c/o Bankers Trust Company, as Trustee



We have examined management's assertion, included in the accompanying Assertion by the Servicer of the Universal Card Master Trust (the "Trust"), that as of December 31, 2001, Universal Card Services Corp. (the "Servicer") maintained effective internal control over the servicing of credit card loans for the Trust, based upon criteria established in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management is responsible for establishing and maintaining effective internal control over the servicing of credit card loans for the Trust. Our responsibility is to express an opinion on management's assertion about the internal control over the servicing of credit card loans for the Trust based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence supporting management's assertion and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Effective January 2, 2002, Universal Card Services Corp. resigned as Servicer of the Trust and Citibank (South Dakota), National Association assumed the rights, duties and obligations of Universal Card Services Corp., as Servicer.

In our opinion, management's assertion that the Servicer maintained effective internal control over the servicing of credit card loans for the Trust as of December 31, 2001, is fairly stated, in all material respects, based upon criteria established in the Internal Control - Integrated Framework issued by COSO.



/s/ KPMG LLP

New York, NY
March 15, 2002

                  [Letterhead of Universal Card Services Corp.]



Assertion by the Servicer for the Universal Card Master Trust.


Universal Card Services Corp. serviced the credit card loans for the Universal Card Master Trust (the "Trust") for the year ended December 31, 2001. Management is responsible for establishing and maintaining effective internal control over the servicing of credit card loans for the Trust.

Management has performed an evaluation of Universal Card Services Corp. internal control over the servicing for the Trust as of December 31, 2001, based upon criteria established in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based upon our evaluation, management believes that, as of December 31, 2001, Universal Card Services Corp., as servicer, maintained effective internal control over the servicing of credit card loans for the Trust based upon criteria established in the Internal Control - Integrated Framework issued by COSO.


UNIVERSAL CARD SERVICES CORP.,
Servicer


/s/ Michael J. Gehlen
--------------------------------
    Michael J. Gehlen
    Vice President & CFO



CITIBANK, N.A.


/s/ Guido Dossena
--------------------------------
    Guido Dossena
    VP, Chief of Staff
    Citi Cards